EXHIBIT 99.1

Galapagos initiates Phase 1 study with novel CF potentiator GLPG3067

  Triggers a $7.5 M milestone payment from AbbVie
  Third potentiator in growing portfolio of cystic fibrosis drug candidates

Mechelen, Belgium; 22 March 2017, 7.30 CET, Regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces initiation of a Phase 1 study with novel potentiator GLPG3067 for cystic fibrosis (CF) in a Phase 1 study. Galapagos is to receive a $7.5 million milestone payment from its collaboration partner AbbVie for this achievement.

The aim of the Phase 1 study is to evaluate the safety, tolerability and pharmacokinetics of oral single and multiple ascending doses of GLPG0367. The safety and tolerability of the combination of GLPG3067 and GLPG2222 will also be evaluated. The randomized, double-blind, placebo controlled, single centre study is being conducted in at least 48 healthy volunteers in Belgium. In the first part of the study, single ascending doses of GLPG3067 will be evaluated. In the second part, multiple ascending doses will be administered daily for 14 days. In the last part of the study the combination of GLPG3067 and GLPG2222 will be administered for 14 days. Topline results from this Phase 1 study are expected to be disclosed at a future medical conference.

In order to bring a more effective therapy to the majority of cystic fibrosis patients, Galapagos and AbbVie have a portfolio of candidates addressing three complementary components for a potential combination therapy. Galapagos is currently testing potentiator GLPG2451 and corrector GLPG2222 in healthy volunteers. The aim is to add corrector GLPG2737 to make a triple combination, which will first be evaluated in healthy volunteers and then in patients with the F508del mutation.

Triple combinations of CF compounds in the portfolio have consistently shown restoration of healthy activity levels in in vitro assays with human bronchial epithelial (HBE) cells of patients with the F508del mutation. These combinations result in an increase in chloride transport compared to Orkambi[1] in HBE cells with the homozygous F508del mutation.

"We continue to explore additional molecules to enrich our growing portfolio of cystic fibrosis drug candidates," said Dr Piet Wigerinck, CSO of Galapagos. "We plan to initiate multiple studies within our CF portfolio in the course of this year, as we get closer to our goal of initiating a patient evaluation of a triple combination therapy by mid-2017."

About the Galapagos-AbbVie collaboration in cystic fibrosis
In September 2013 Galapagos and AbbVie entered into a global collaboration agreement focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. Under the terms of the agreement, AbbVie made an upfront payment of $45 million to Galapagos. Upon successful completion by Galapagos of clinical development through to completion of Phase 2, AbbVie will be responsible for Phase 3, with financial contribution by Galapagos. Galapagos has earned $57 million in milestone payments to date and is still eligible to receive up to approximately $560 million in total payments for developmental and regulatory milestones, sales milestones upon the achievement of minimum annual net sales thresholds and additional tiered royalty payments on net sales, ranging from mid-teens to 20%. Galapagos has commercial rights to China and South Korea, and has an option to co-promote in Belgium, Netherlands, and Luxembourg.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the composition of a potential triple combination therapy for CF, the potential efficacy of Galapagos' compounds in cystic fibrosis, the anticipated timing of clinical studies with the cystic fibrosis portfolio of candidate drugs, and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements(including that data from the ongoing and planned clinical research programs in cystic fibrosis may not support registration or further development of a potential triple combination, any of Galapagos' potentiators or correctors due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Orkambi® is a marketed product of Vertex Pharmaceuticals